U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).*

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1.   Name and Address of Reporting Person**

Vivendi Universal, S.A.
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   (Last)                           (First)             (Middle)

42, Avenue de Friedland
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                                    (Street)

75380 Paris Cedex 80 France
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

EchoStar Communications Corporation (NASDAQ: DISH, Pink Sheets: DISHP)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


December, 2002
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5.   If Amendment, Date of Original (Month/Year)

January, 2002
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [x]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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

* Applicable to Vivendi Universal, S.A., Groupe Canal + and Financiere de Videocommunication.

** If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Series D            (1)     12/23/02  J(2)         5,760,479  (1)      (1)     Class A  57,604,790 (3)     0
Mandatorily                                                                    Common
Convertible                                                                    Stock, par
Participating                                                                  value
Preferred                                                                      $0.01 per
Stock, par                                                                     share
value $0.01 per
share
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
Explanation of Responses:


(1) Each of the 4,760,479 shares of Series D mandatorily convertible participating preferred stock, par value $0.01 per share (the "Preferred Stock"), of EchoStar Communications Corporation, a Nevada corporation (the "Company") is convertible into 10 shares of Class A common stock, par value $0.01 per share (the "Common Stock") of the Company upon the election of the holder that is the owner of record upon the date of such election. In the event that none of the holders elect to convert shares of Preferred Stock in the manner described above, each share of Preferred Stock will mandatorily convert into 10 shares of Common Stock upon the earliest to occur of: (i) the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of October 28, 2001, by and between the Company and Hughes Electronics Corporation,
(ii) Vivendi Universal or its subsidiaries cease to own Preferred Stock or Common Stock representing, on a fully converted basis, 51% or more of the total shares of Common Stock underlying the Preferred Stock issued on January 22, 2002 to Financiere De Videocommunication, a societe anonyme organized under the laws of France ("Financiere") and wholly owned subsidiary of Groupe Canal+, a societe anonyme organized under the laws of France and wholly owned subsidiary of Vivendi Universal, (iii) the purported sale, assignment, transfer or other disposition of such share of Preferred Stock or beneficial ownership thereof to any person other than Vivendi Universal or any direct or indirect wholly owned subsidiary of Vivendi Universal, or (iv) January 22, 2007.

(2) Financiere, on behalf of and for the sole benefit of Vivendi Universal, sold to the Company 5,760,479 shares of Preferred Stock, which, upon transfer, mandatorily converted into 57,604,790 shares of Common Stock.

(3) On the terms described in Notes (1) and (2), the Preferred Stock was sold at an aggregate purchase price of $1,065,688,615, representing a purchase price per share of Common Stock, in cash, of $18.50.




/s/ George E. Bushnell III, Vice President               December 23, 2002
---------------------------------------------            -----------------------
     ***Signature of Reporting Person                             Date


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Additional Reporting Persons:

Name and Address of Reporting Person:
Groupe Canal+
85-89 Quai Andre Citroen
75711 Paris Cedex 15
FRANCE

Issuer Name and Ticker or Trading Symbol
EchoStar Communications Corporation
(NASDAQ: DISH, Pink Sheets: DISHP)

Statement for Month/Year
December, 2002

/s/ Xavier Couture                      December 23, 2002
---------------------------------       -----------------
***Signature of Reporting Person        Date

Name and Address of Reporting Person:
Financiere De Videocommunication
85-89 Quai Andre Citroen
75015 Paris
FRANCE

Issuer Name and Ticker or Trading Symbol
EchoStar Communications Corporation
(NASDAQ: DISH, Pink Sheets: DISHP)

Statement for Month/Year
December, 2002

/s/ Marc-Andre Feffer                   December 23, 2002
---------------------------------       -----------------
***Signature of Reporting Person        Date




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